POLICY COVER SHEET

Job Name: XP3312I Print Date and Time: 08/20/09 10:04 File Number: O617O

Business Center/ Original Business Unit:

Policy Number: 490BD0915

Name of insured: Hartford Series Fund, Inc.

Agency Number: 3136221

Department or Expense Center: 001

Underwriter: 1477976 Underwriting Team:

Data Entry Person: CHEUNG,LAURA

Date and Time: 08/20/09 14:40 001

Special Instructions

Policy Commencement Date: 08/19/09

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE FORM NBR EDITION CO STATE TRANS DATE

*              MEL4211 05.06 1 CT 2009-08-19*

*              MEL5530 12.07 1 CT 2009-08-19*

*              MEL6139 09.08 1 CT 2009-08-19*

*              MEL6140 09.08 1 CT 2009-08-19*

*              MEL6141 09.08 1 CT 2009-08-19*

*              MEL6142 09.08 1 CT 2009-08-19*

*              MEL6143 09.08 1 CT 2009-08-19*

*              MEL6144 09.08 1 CT 2009-08-19*

*              MEL6146 09.08 1 CT 2009-08-19*

*              MEL6148 09.08 1 CT 2009-08-19*

*              MEL6149 09.08 1 CT 2009-08-19*

*              MEL6150 09.08 1 CT 2009-08-19*

*              ND059 11.06 1 CT 2009-08-19*

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

• better protects the interests of all parties;

• helps Travelers to try to resolve losses or claims more quickly; and

• often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department Travelers Mail Code NB08F 385 Washington Street Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

Named Insured Schedule ICB010

Hartford Advisers HLS Fund, Inc.* Hartford Bond HLS Fund, Inc.* Hartford Capital Appreciation HLS Fund, Inc.* Hartford Dividend and Growth HLS Fund, Inc.* Hartford Global Advisors HLS Fund, Inc. (formerly named Hartford International Advisors HLS Fund, Inc.)* Hartford Index HLS Fund,

Inc.* Hartford International Opportunities HLS Fund, Inc.* Hartford MidCap HLS Fund, Inc.* Hartford Money Market HLS Fund, Inc.* Hartford Mortgage Securities HLS Fund, Inc.* Hartford Small Company HLS Fund, Inc.* Hartford Stock HLS Fund, Inc.*

*On July 16, 2002, shareholders authorized the reorganization of this Fund from a free-standing Maryland corporation into a new series of Hartford Series Fund, Inc.

HARTFORD SERIES FUND, INC.(which consists of the series listed below): Hartford Advisers HLS Fund Hartford Capital Appreciation HLS Fund Hartford Disciplined Equity HLS Fund (formerly named Hartford Growth and Income HLS Fund) Hartford Dividend and Growth HLS Fund Hartford Equity Income HLS Fund Hartford Fundamental Growth Fund (formerly Hartford Focus HLS Fund) Hartford Global Advisers HLS Fund Hartford Global Communications HLS Fund (to be merged into Hartford Global Equity HLS Fund on or about 08/25/08) Hartford Global Equity HLS Fund Hartford Global Financial Services HLS Fund (to be merged into Hartford Global Equity HLS Fund on or about 08/25/08) Hartford Global Growth HLS Fund (formerly Hartford Global Leaders HLS Fund) Hartford Global Health HLS Fund Hartford Global Technology HLS Fund (to be merged into Hartford Global Equity HLS Fund on or about 08/25/08) Hartford Growth HLS Fund Hartford High Yield HLS Fund Hartford Index HLS Fund Hartford International Growth HLS Fund (formerly Hartford International Capital Appreciation HLS Fund) Hartford International Opportunities HLS Fund Hartford International Small Company HLS Fund Hartford MidCap HLS Fund Hartford MidCap Value HLS Fund Hartford Money Market HLS Fund

Name of Insured	Policy Number 490BD0915	Effective Date	08/19/09
Hartford Series Fund, Inc.	Processing Date 08/20/09		14:40 001

40502 Ed. 1-80		Customized Form
a	1980 The St. Paul Travelers Companies, Inc. All Rights Reserved		Page 1

Named Insured Schedule ICB010

Page 2 Hartford Mortgage Securities HLS Fund (to be merged into U.S. Government Securities HLS Fund on or about 09/29/08) Hartford Small Company HLS Fund Hartford Stock HLS Fund Hartford Total Return Bond HLS Fund (formerly named Hartford Bond HLS Fund) Hartford Value HLS

Fund American Funds Asset Allocation HLS Fund American Funds Blue Chip Income & Growth HLS Fund American Funds Bond HLS Fund American Funds Global Bond HLS Fund American Funds Global Growth HLS Fund American Funds Global Growth & Income HLS Fund American Funds Global Small Capitalization HLS Fund American Funds Growth HLS Fund American Funds Growth-Income HLS Fund American Funds International HLS Fund American Funds New World HLS Fund

HARTFORD HLS SERIES FUND II, INC, (which consists of the series listed below): Hartford American Leaders HLS Fund (was also known as Hartford American Leaders Value HLS Fund)* Hartford Blue Chip Stock HLS Fund** Hartford Blue Chip Stock HLS Fund II* Hartford Capital Opportunities HLS Fund*** Hartford Global Equity HLS Fund* Hartford Growth Opportunities HLS Fund Hartford International Stock HLS Fund Hartford International Stock HLS Fund II* Hartford Investors Growth HLS Fund* Hartford LargeCap Growth HLS Fund*** Hartford MidCap Growth HLS Fund (formerly Hartford MidCap Stock HLS Fund) Hartford Multisector Bond HLS Fund (merged into Hartford Bond HLS Fund on April 30, 2004) Hartford SmallCap Growth HLS Fund Hartford SmallCap Value HLS Fund Hartford U.S. Government Securities HLS Fund Hartford Value Opportunities HLS Fund

*On January 24, 2003, shareholders voted to merge this series into another series of Hartford HLS Series Fund II, Inc. **On February 5, 2007 Hartford Blue Chip Stock HLS Fund renamed Hartford LargeCap Growth HLS Fund ***On February 2, 2007 Hartford Capital Opportunities HLS Fund and Hartford LargeCap Growth HLS Fund merged into Hartford Blue Chip Stock HLS Fund and Hartford Blue Chip Stock HLS Fund was subsequently renamed (February 5, 2007) Hartford LargeCap Growth Fund.

Named Insured Schedule ICB010 Page 3

THE HARTFORD MUTUAL FUNDS, INC, (which consists of the series listed below): The Hartford Advisers Fund The Hartford Balanced Allocation Fund The Hartford Balanced Income Fund The Hartford Capital Appreciation Fund The Hartford Capital Appreciation II Fund The Hartford Checks and Balances Fund The Hartford Conservative Allocation Fund The Hartford Disciplined Equity Fund (formerly named The Hartford Growth and Income Fund) The Hartford Diversified International Fund The Hartford Dividend and Growth Fund The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation Fund) The Hartford Equity Income Fund The Hartford Floating Rate Fund The Hartford Fundamental Growth Fund (formerly The Hartford Focus Fund) The Hartford Global

Communications Fund The Hartford Global Enhanced Dividend Fund The Hartford Global Equity Fund The Hartford Global Financial Services Fund The Hartford Global Growth Fund (formerly The Hartford Global Leaders Fund) The Hartford Global Health Fund The Hartford Global Technology Fund The Hartford Growth Allocation Fund The Hartford High Yield Fund The Hartford High Yield Municipal Bond Fund The Hartford Income Allocation Fund The Hartford Income Fund The Hartford Inflation Plus Fund The Hartford International Growth Fund (formerly The Hartford International Capital Appreciation Fund) The Hartford International Opportunities Fund The Hartford International Small Company Fund The Hartford LargeCap Growth Fund The Hartford MidCap Fund The Hartford MidCap Growth Fund* The Hartford MidCap Value Fund The Hartford Money Market Fund The Hartford Select MidCap Growth Fund** The Hartford Select MidCap Value Fund The Hartford Select SmallCap Growth Fund*** The Hartford Select SmallCap Value Fund The Hartford Short Duration Fund (formerly named The Hartford Short Maturity Fund) The Hartford Small Company Fund The Hartford Stock Fund The Hartford Strategic Income Fund Named Insured Schedule ICB010

Name of Insured	Policy Number 490BD0915	Effective Date	08/19/09
Hartford Series Fund, Inc.	Processing Date 08/20/09		14:40 001

40502 Ed. 1-80		Customized Form
a	1980 The St. Paul Travelers Companies, Inc. All Rights Reserved		Page 1

The Hartford Retirement Income Fund The Hartford Target Retirement 2010 Fund The Hartford Target Retirement 2020 Fund The Hartford Target Retirement 2030 Fund The Hartford Tax-Free California Fund The Hartford Tax-Free New York Fund The Hartford Total Return Bond Fund (formerly named The Hartford Bond Income Strategy Fund) The Hartford Value Fund

*The Hartford MidCap Growth Fund was merged into The Hartford Select MidCap Growth. The surviving fund was then renamed The Hartford MidCap Growth Fund on February 25,2008 **The Hartford Select MidCap Growth Fund was renamed The Hartford MidCap Growth Fund on February 25, 2008 ***The Hartford Select SmallCap Growth Fund was liquidated as of February 28, 2007

THE HARTFORD MUTUAL FUNDS II, INC, (which consists of the series listed below): The Hartford Growth Fund The Hartford Growth Opportunities Fund The Hartford SmallCap Growth Fund The Hartford Tax-Free Minnesota Fund (formerly named The Hartford Tax-Free Minnesota Portfolio) The Hartford Tax-Free National Fund (formerly named The Hartford Tax-Free National Portfolio) The Hartford U.S. Government Securities Fund The Hartford Value Opportunities Fund

THE HARTFORD INCOME SHARES FUND, INC (formerly named Fortis Securities, Inc)

THE HARTFORD MUTUAL FUNDS, INC, (which consists of the series listed below): The Hartford Diversified International Fund

And/or any investment fund owned, controlled or operated by any one or more of those named as Insureds, subject to General Agreement A of the attached bond.

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396 (A Stock Insurance Company, herein called Underwriter)

DECLARATIONS BOND NO. 490BD0915

Item 1. Name of Insured (herein called Insured):

Hartford Series Fund, Inc.

Principal Address:

55 Farmington Avenue, Suite 700 Hartford, CT 06105

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Item 2. Bond Period from 12:01 a.m. on 08/19/09 to 12:01 a.m. on 08/19/10 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$50,000,000	$250,000
Insuring Agreement B - AUDIT EXPENSE	$250,000	$5,000
Insuring Agreement C - PREMISES	$50,000,000	$250,000
Insuring Agreement D - TRANSIT	$50,000,000	$250,000
Insuring Agreement E - FORGERY OR ALTERATION	$50,000,000	$250,000
Insuring Agreement F - SECURITIES	$50,000,000	$250,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$50,000,000	$250,000
Insuring Agreement H - STOP PAYMENT	$500,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$10,000,000	$250,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J - Computer Systems	$10,000,000	$250,000
Insuring Agreement K - Unauthorized Signature	$10,000,000	$250,000
Insuring Agreement L - Facsimile Signatures	$50,000,000	$250,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

ICB005 07-04, ICB010 07-04, 40502 01-80, ICB011 07-04, ICB012 07-04, ICB016 07-04, ICB020 07-04, ICB025 07-04, ICB026 07-04, ICB034 07-04, ICB042 07-04, ICB051 07-04, MEL4211 05-06, MEL5530 12-07, MEL6139 09-08, MEL6140 09-08, MEL6141 09-08, MEL6142 09-08, MEL6143 09-08, MEL6144 09-08, MEL6145 09-08, MEL6146 09-08, MEL6147 09-08, MEL6148 09-08, MEL6149 09-08, MEL6150 09-08

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 469BD1910 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned: ST. PAUL FIRE AND MARINE INSURANCE COMPANY

/s/Bruce Backberg, Secretary

/s/Brian MacLean, President

Authorized Representative Countersigned At

Countersignature Date

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)                                  to cause the Insured to sustain such loss; and

(b)                                 to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1)                                 loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)                                 loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1)                                 any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2)                                 other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

(a)                                 customer of the Insured, or

(b)                                shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

(c)                                 financial or banking institution or stockbroker,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)                                 through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)                                 counterfeited, or

(b)                                forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)                                 raised or otherwise altered, or lost, or stolen, or

(2)                                 through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s, or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER - NOTICE

(1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS’ FEES

(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

(1)                                  an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)                                  an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)                                  in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable,

or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a) “Employee” means:

(1) any of the Insured’s officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)                                 attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the Insured, and

(4)                                 guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)                                 directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)                                 any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)                                 each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section

(9)                                 hereof, and

(8)                                 those persons so designated in Section 15, Central Handling of Securities, and

(9)                                 any officer, partner, or Employee of:

(a)                                 an investment advisor,

(b)                                 an underwriter (distributor),

(c)                                  a transfer agent or shareholder accounting record-keeper, or

(d)                                 an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section

13.                              Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)                                 “Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)                                  “Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)                                 “Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)                                  “Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a)                                  loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)                                  loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)                                  loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)                                 loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)                                  loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)                                    loss resulting from any violation by the Insured or by any Employee:

(1)                                 of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market,

(c)                                  Investment Companies, or (d) Investment Advisors, or

(2)                                 of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)                                 loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)                                 potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)                                    all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)                                    loss through the surrender of Property away from an office of the Insured as a result of a threat:

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)                                all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)                                    loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)                             any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the

Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)                                 becomes aware of facts, or

(b)                                 receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)                                 any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)                                 any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)                                 all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)                                 all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or

Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)                                  any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c),

(d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate:

(a)                                  as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

(b)                                 as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)                                  as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and ‘Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)                                  the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

(b)                                 the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

(c)                                  the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;

(d)                                 knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

(e)                                  if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)                                  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)                                 the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)                                  the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS

490BD0915	08/20/09	SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

See Form 40502 “Named Insured Schedule”

1.              The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.              Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.              If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.              The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.              If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

INSURED ICB010 Ed. 7-04 a 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved	Authorized Representative Page 1 of 1

ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS

490BD0915	08/20/09	SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

entry of data into, or

(2)                                 change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

Property to be transferred, paid or delivered,

(b)                                 an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)                                  an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to cause the Insured to sustain a loss, and

(ii)                               obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means

(a)                                  computers with related peripheral components, including storage components, wherever located,

systems and applications software,

terminal devices, and

related communication networks

by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)                                 loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)                                 loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a)                                 the portion preceding the Insuring Agreements which reads “at any time but discovered during the Bond Period”;

(b)                                 Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

(c)                                 Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

1.              The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

2.              All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

3.              The Limit of Liability for the coverage provided by this Rider shall be

Ten Million

Dollars ($10,000,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

1.              The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

2.              If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

1.              Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

1.              60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

2.              immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS

490BD0915	08/20/09	SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT K UNAUTHORIZED SIGNATURE

(A)                              Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(B)                               It shall be a condition precedent to the Insured’s right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement K is limited to the sum of Ten Million Dollars ($10,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Two Hundred Fifty Thousand Dollars ($250,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Amend Insuring Agreement F (Stamp / Medallion)

It is agreed that:

1. Paragraph (2) of Insuring Agreement F -SECURITIES, is deleted in its entirety, and the following is substituted in lieu thereof:

(2) through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures, whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; or purportedly guaranteed in writing or witnessed any signatures on any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments, which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured, which was lost, stolen or counterfeited and for which loss the Insured is legally liable; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) of the attached Bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
RIDER EXECUTED
PART OF BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS

490BD0915	08/20/09	SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Amend General Agreement A - Newly Created Investment Companies

It is agreed that:

1. General Agreement A. (Additional Offices or Employees -Consolidation or Merger -Notice) is amended by inserting the following:

(3) Item 1. of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter following the end of the Bond Period, a list of all Newly Created Investment Companies or portfolios, the estimated assets of each Newly Created portfolio and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios unless said prospectuses and statements of additional information have been previously submitted.

Following the end of the Bond Period, any Newly Created Investment Company or portfolio created during the period, will continue to be an Insured only if the Underwriter is notified as set forth in this paragraph and the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such Newly Created Investment Company or portfolio to the Bond by a Rider to this Bond.

2. It is further agreed that the following definition is added to Section 1. DEFINITIONS.

(g ) Newly Created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Add Exclusions (n) & (o)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n)           loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(o)           the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Facsimile Signatures

It is agreed that:

1. The attached bond is hereby amended by adding an additional Insuring Agreement L as follows:

(¦¥) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that such facsimile signature is used on a document

(1)           as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)           as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)           the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)           this Insuring Agreement (M ) shall not apply to any Certificated Securities which are Counterfeit.

2. Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (M ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Connecticut Rider

It is agreed that:

1. The fifth sentence of the first paragraph of Section 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS, is hereby deleted in its entirety and replaced with:

“Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 36 months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within 36 months from the date upon which the judgment in such suit shall become final”.

2. Section 13. TERMINATION is amended by the addition of the following:

“The Underwriter may not refuse to renew this bond unless the Underwriter or its agent shall send, by registered or certified mail or by mail evidenced by a certificate of mailing, or deliver to the Insured, at the address shown on the Declarations, at least 60 days’ advance notice of its intention not to renew. The notice of intent not to renew shall state or be accompanied by a statement specifying the reason for such nonrenewal. This provision shall not apply: (1) In case of nonpayment of premium; or (2) if the Insured fails to pay any advance premium required by the Underwriter for renewal.

“A premium billing notice shall be mailed or delivered to the Insured by the Underwriter or its agent not less than 30 days in advance of the bond’s renewal or anniversary date. The premium billing notice shall be based on the rates and rules applicable to the ensuing policy period.

“Failure of the Underwriter or its agent to provide the Insured with the required notice of nonrenewal or premium billing shall entitle the Insured to: (1) Renewal of the bond for a term of not less than 1 year, and (2) the privilege of pro-rata cancellation at the lower of the current or previous year rates if exercised by the Insured within 60 days from the renewal date or anniversary date. Renewal of a bond shall not constitute a waiver or estoppel with respect to grounds for cancellation that existed before the effective date of such renewal.

“After the bond has been in effect for more than 60 days, or after the effective date of a renewal bond, the Underwriter may not cancel the bond unless the cancellation is based on the occurrence, after the effective date of the bond or renewal, of one or more of the following conditions: (1) Nonpayment of premium; (2) conviction of a crime arising out of acts increasing the hazard insured against; (3) discovery of fraud or material misrepresentation by the Insured in obtaining the policy or in perfecting any claim thereunder; (4) discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; (5) physical changes in the property that increase the hazard insured against; (6) a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law; (7) a material increase in the hazard insured against; or (8) a substantial loss of reinsurance by the Underwriter affecting this particular line of insurance. If the basis for cancellation is nonpayment of premium, at least 10 days’ advance notice shall be given and the Insured may continue the coverage and avoid the effect of the cancellation by payment in full at any time prior to the effective date of cancellation. If the basis for cancellation is conviction of a crime arising out of acts increasing the hazard insured against, discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting any claim thereunder, discovery of any wilful or reckless act or omission by the Insured increasing the hazard insured against or a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law, at least 10 days’ advance notice shall be given. In all other cases, at least 60 days’ notice shall be given. Notice of cancellation shall not be effective unless it is sent, by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing, or delivered by the Underwriter to the Insured by the required date.”

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

Add Registered Representatives With Aggregate Limit of Liability MEL4211 Ed. 5-06 For use with ICB005 Ed. 7-04

It is agreed that:

1. The attached bond is amended by inserting as an additional sub-part in Section 1(a), definition of Employee, the following:

☒ a person who is a registered representative or a registered principal associated with an insured except a:

☐

(i)            sole proprietor,

(ii)           sole stockholder,

(iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv) partner.

2. The following paragraph is added to Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability:

Provided, however, that subject to the applicable Limit of Liability stated in Item 3. of the Declarations, the total liability of the Underwriter under this bond with respect to all loss involving any registered representative shall not exceed $0.00 (zero) for all losses discovered during the Bond Period shown in Item 2. of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

REPLACE INSURING AGREEMENT (A) FIDELITY For use with ICB005 Ed. 7/04 MEL5530 Ed. 12/07

It is agreed that:

1. Insuring Agreement (A) Fidelity is replaced with the following:

(A) Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)           to cause the Insured to sustain such loss, or

(b)           to obtain financial benefit for the Employee or another person or organization.

Notwithstanding the foregoing, it is agreed that with regard to Loans and/or Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to obtain financial benefit and which result in a financial benefit for the Employee. However, where the proceeds of a fraud committed by an Employee involving Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit therefrom, such a loss will nevertheless be covered hereunder as if the Employee had obtained such benefit provided the Insured establishes that the Employee intended to participate therein.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing and pensions.

“Trading” as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange or other means of exchange similar to or in the nature of the foregoing.

“Loan” as used in this Insuring Agreement means any extension of credit by the Insured, any transaction creating a creditor relationship in favor of the Insured and any transaction by which the Insured assumes an existing creditor relationship.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

REPLACE GENERAL AGREEMENT B - WARRANTY ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6139 Ed. 09/08

It is agreed that General Agreement B. WARRANTY is replaced with the following:

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person who signed the application.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND SECTION 17. NOTICE AND CHANGE OF CONTROL ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6140 Ed. 09/08

It is agreed that:

The first paragraph of SECTION 17. NOTICE AND CHANGE OF CONTROL of the CONDITIONS AND LIMITATIONS is replaced with the following:

Upon a person in the risk management department, law department or internal audit department of the Insured obtaining knowledge of a transfer of the Insured’s outstanding voting stock, either because it has resulted from:

a)	a change of ownership in an amount that is 20% or more its outstanding voting securities, or
b)	a change in ownership in an amount other than 20%, should that amount constitute a change of control as set forth in Section 2(a) (9) of the Investment Company Act of 1940

the Insured shall within thirty (30) days of such knowledge give written notice to Underwriter setting forth:

(1)           the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(2)           the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)           the total number of outstanding voting securities.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND SECTION 15. CENTRAL HANDLING OF SECURITIES ENDORSEMENT For use with Investment Company Blanket Bond ICB005, Ed. 7/04 MEL6141 Ed. 09/08

It is agreed that the first paragraph of Section 15. CENTRAL HANDLING OF SECURITIES of the CONDITIONS AND LIMITATIONS is replaced by the following:

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, Philadelphia Depository Trust Company and any other depository trust company which performs the same type of functions for the Insured as the specifically named trust companies, hereinafter called collectively Corporations, to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND SECTION 13. TERMINATION AND SECTION 2. EXCLUSIONS ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6142 Ed. 09/08

It is agreed that:

A. SECTION 13 TERMINATION of the CONDITIONS AND LIMITATIONS is amended by:

1.     Deleting the term “60 days” wherever it appears in the first paragraph and replacing it with “90 days.”

1.     Deleting sub sections (a) and (c) from the third paragraph and replacing them with the following:

1.     as to any Employee as soon as any employee of the risk management, compliance, internal audit or legal departments of the Insured, or a director or officer of the Insured not in collusion with such Employee discovers any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), provided however, that this provision will not apply if the dishonest or fraudulent act(s), Larceny or Embezzlement occurred prior to employment with the Insured and the amount of the loss did not exceed $25,000, or

2.     as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after this bond is effective, provided however, that this provision will not apply if the dishonest or fraudulent act occurred prior to employment with said Electronic Data Processor covered hereunder and the amount of the loss did not exceed $25,000.

B. The following is added to SECTION 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS:

THIS BOND DOES NOT COVER:

p Loss resulting directly or indirectly from the dishonest or fraudulent act(s), including Larceny or

☐ Embezzlement on the part of an Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), if at the time of such dishonest or fraudulent act(s), an Employee of the risk management, compliance, internal audit or legal departments of the Insured who is not in collusion with such person knows or knew of any prior dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after commencement of this Bond. Provided, however, that this exclusion will not apply if the dishonest or fraudulent act(s), Larceny or Embezzlement occurred prior to employment with the Insured and the amount of the loss did not exceed $25,000.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND SECTION 6. VALUATION OF PREMISES AND FURNISHINGS ENDORSEMENT For use with Investment Company Blanket Bond ICB005, ED. 7/04 MEL6143 ED. 09/08

It is agreed that Section 6. VALUATION OF PREMISES AND FURNISHINGS of the CONDITIONS AND LIMITATIONS is replaced by the following:

In the case of covered damage to any office of the Insured, or covered loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, other than to books of account and other records, the Underwriter shall be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Underwriter and the Insured as to the full cost of repair or replacement of such Property shall be resolved by arbitration.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

REPLACE SECTION 5. VALUATION OF PROPERTY ENDORSEMENT For use with Investment Company Blanket Bond ICB005, Ed. 7/04 MEL6144 Ed. 09/08

It is agreed that Section 5. VALUATION OF PROPERTY of the CONDITIONS AND LIMITATIONS is replaced by the following:

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business or securities, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefore shall be the actual market value at the time of replacement.

In the case of a loss of any securities, the Underwriter shall settle in kind its liability under this bond, or at the option of the Insured, shall pay thereto the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day on which the loss is settled. In the case of a loss or misplacement of interim certificates, warrants, or rights, the production of which is necessary to the exercise of subscription, conversion or redemption or deposit privileges, the value thereof shall be the highest quoted market value at any time between the business day next preceding the discovery of the loss and the day on which the loss is settled. If such securities cannot be replaced or have no quoted market value, of if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this Bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this Bond is limited to the payment for, or the duplication of, that portion of such securities as has a value equal to the amount of such applicable coverage.

In the case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter, shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT For use with ICB005 Ed. 7/04 MEL6146 Ed. 09/08

It is agreed that the following is added to Definition (a), Employee, of Section 1. - DEFINITIONS, of the CONDITIONS AND LIMITATIONS:

“Employee” also means:

(a)           any of the Insured’s terminated or retired employees for a period of 90 days after termination or retirement, excluding, however, any employee whose termination arises out of or involves any dishonest or fraudulent activity committed by or involving such employee;

(b)           any natural person in the service of the Insured while on medical, military or other leave of absence who exercises signing authority on behalf of the Insured, provided such authority has not been effectively rescinded; and

(c)           consultants under contract with the Insured, but only while such consultants are subject to the Insured’s direction and control and performing service for the Insured, excluding, however, any such consultant while having care and custody of the Insured’s property outside the Insured’s premises.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND INSURING AGREEMENT (F) SECURITIES ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6148 Ed. 09/08

It is agreed that the last paragraph of Insuring Agreement (F) SECURITIES is replaced with the following:

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature. Any other Electronic Signature, however, is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under the coverage of this Insuring Agreement.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND INSURING AGREEMENT (E) FORGERY OR ALTERATION ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6149 Ed. 09/08

It is agreed that:

1. The first paragraph of Insuring Agreement (E) FORGERY AND ALTERATION is replaced with the following:

Loss through Forgery or alteration of, on or in any:

(1)           bills of exchange, checks (except any Substitute Check), drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit;

(2)           other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

customer of the Insured,

(b)           shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company,

(c)           financial or banking institution or stockbroker, or

Employee,

but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, financial or banking institution or stockbroker, or Employee; or

(3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent; and

loss resulting from the transferring, paying or delivering of any funds or Property in good faith reliance upon any Substitute Check that bears a copy of a handwritten signature of any maker or drawer which is a Forgery, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

2. The last paragraph of Insuring Agreement (E) FORGERY AND ALTERATION is replaced with the following:

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check writing machine or a computer printer is treated the same as the handwritten signature. Any other Electronic Signature, however is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a Forgery under the coverage of this Insuring Agreement.

3. The following are added to Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS:

(f)            “Substitute Check” means a paper reproduction of an original Written check as defined in the Check Clearing for the 21st Century Act.

(g)           “Written” means printed, typewritten or otherwise intentionally reduced to tangible form. It does not include an Electronic Record.

(h)           “Electronic Record” means information which is created, generated, sent, communicated, received, or stored by electronic means and is retrievable in perceivable form.

(i)            “Electronic Signature” means an Electronic sound, symbol or process attached to or logically associated with an Electronic Record and executed or adopted by a person with the intent to sign the Electronic Record.

(j)            “Electronic” means relating to technology having electrical, digital, magnetic, wireless, optical, electromagnetic, or similar capabilities.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. 490BD0915	DATE ENDORSEMENT OR RIDER EXECUTED 08/20/09	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY 08/19/09

* ISSUED TO

Hartford Series Fund, Inc.

AMEND INSURING AGREEMENT (C), ON PREMISES ENDORSEMENT For use with Investment Company Blanket Bond ICB005 Ed. 7/04 MEL6150 Ed. 9/08

1. It is agreed that the first paragraph of Insuring Agreement (C) On Premises is replaced with the following:

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises of the Insured or lodged or deposited within offices or premises located anywhere, except in any office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

POLICY COVER SHEET

Job Name:	XP3312I Print Date and Time: 08/27/09 14:05
File Number:	O617O
Business Center/
Original Business Unit:
Policy Number:	490BD0915
Name of insured:	Hartford Series Fund, Inc.
Agency Number:	3136221
Department or Expense Center:
Underwriter:	404040404 Underwriting Team:
Data Entry Person:	KVITNITSKIY,GALINA
Date and Time:	08/27/09 00:00 002
Special Instructions

Policy Commencement Date: 08/19/09 THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Named Insured Schedule ICB010 Page 5

The Hartford Target Retirement 2015 Fund The Hartford Target Retirement 2025 Fund The Hartford Target Retirement 2035 Fund The Hartford Target Retirement 2040 Fund The Hartford Target Retirement 2045 Fund The Hartford Target Retirement 2050 Fund

Name of Insured Policy Number 490BD0915 Effective Date 08/19/09 Hartford Series Fund, Inc. Processing Date 08/27/09 00:00 002

40502 Ed. 1-80 Customized Form a 1980 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40502 Ed. 1-80 Page 2 a 1980 The St. Paul Travelers Companies, Inc. All Rights Reserved

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or Policy No. 490BD0915	Date Rider Executed	* Effective Date of Rider 08/19/09 12:01 A.M. Standard Time as Specified in the Bond or Policy

*ISSUED TO

Hartford Series Fund, Inc.

AMEND SECTION 4. LOSS — NOTICE — PROOF — LEGAL PROCEEDINGS; DESIGNATE PERSONS FOR DISCOVERY OF LOSS ENDORSEMENT MEL6145 - Ed. 09/08 FOR USE WITH INVESTMENT COMPANY BLANKET BOND — ICB005, Ed. 7/04

It is agreed that:

Section 4. LOSS — NOTICE — PROOF — LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS is amended by:

1. Replace the second sentence with the following:

“At the earliest practical moment, not to exceed ninety (90) days after discovery of any loss hereunder by a person in the Insured’s risk management department, the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.”

2. Replacing the final paragraph with the following:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the risk manager is made aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not yet be known.

Discovery also occurs when the risk manager receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond, even though the exact amount or details of loss may not yet be known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By Authorized Representative

© 2008 The Travelers Companies, Inc. All Rights Reserved

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part of Bond Or	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
Policy No. 490BD0915	Executed	08/19/09 12:01 A.M. Standard Time as
Specified in the Bond or Policy

*ISSUED TO

Hartford Series Fund, Inc.

AMEND GENERAL AGREEMENT A — ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION OR MERGER — NOTICE ENDORSEMENT FOR USE WITH INVESTMENT COMPANY BLANKET BOND ICB005 — Ed. 7/04 MEL6147 — Ed. 09/08

It is agreed that:

Section (2). of GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES — CONSOLIDATION OR MERGER — NOTICE is replaced with the following:

(2) If an Investment Company named as Insured herein shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution (hereinafter referred to as a “Transaction”), coverage for such institution shall apply automatically from the date of the Transaction. The Insured shall notify the Underwriter of such Transaction within ninety (90) days of said Transaction, and an additional premium shall be computed only if such Transaction involves the addition of offices or employees to an existing Insured.

Notwithstanding the foregoing, the Underwriter agrees to automatically extend such coverage as is afforded under this bond to any consolidated, merged or acquired institution which:

(a)           has less than $25,000,000,000. (Twenty Five Billion) dollars in total assets, and

(b)           has no paid Financial Institution Bond losses within the past three years without the payment of additional premium for the remainder of the premium period, provided, however, the Insured gives the Underwriter written notice of such Transaction after the effective date of the Transaction.

Further, if the Insured shall, while this bond is in force, consolidate or merge with or purchase or acquire assets or liabilities of another institution from, through or with the assistance of any

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

© 2008 The Travelers Companies, Inc. All Rights Reserved

regulatory body, the Underwriter agrees to automatically extend such coverage as is afforded under this bond to such institution on a loss sustained/Retroactive Date basis, subject to the institution having less than $25,000,000,000. (Twenty Five Billion) dollars in total assets and subject to the following conditions and limitations:

(a)                                  This bond covers only loss(es) sustained by the Insured on or after the Retroactive Date and prior to the termination or cancellation of this bond provided, however, that such loss is discovered during the period that this bond is in force.

(b)                                  This bond excludes any loss(es) arising out of or in any way involving any act, error, omission, transaction, casualty or event, occurring or allegedly occurring, prior to the Retroactive date.

(c)           Retroactive date as used herein shall mean the effective date of such Transaction.

(d)                                  The Insured shall give the Underwriter written notice of such Transaction within ninety (90) days after the effective date of such Transaction.

(e)                                  If the assets or liabilities of such consolidated, merged or purchased, or acquired institution are less than $25,000,000,000. (Twenty Five Billion) dollars the Underwriter agrees to waive payment of additional premium for the remainder of the premium period. Otherwise, the Insured shall pay the Underwriter any additional premium as may be required by the Underwriter.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By Authorized Representative

© 2008 The Travelers Companies, Inc. All Rights Reserved Page 2 of 2

ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces proceeded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

Attached to and Forming Part	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
of Bond Or Policy No. 490BD0915	Executed	08/19/09 12:01 A.M. Standard Time as
Specified in the Bond or Policy

*ISSUED TO
Hartford Series Fund, Inc.

Co-Surety Rider

It is agreed that:

1.               The term “Underwriter” as used in the attached Bond shall be construed to mean, unless otherwise specified in this Rider, all the Companies executing the attached Bond.

2.               Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.               In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached Bond may be paid to the Controlling Company for the account of all of said Companies.

4.               In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.               The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.

6.               Any Company other than the Controlling Company may give notice in accordance

1

with the terms of the attached Bond, terminating or canceling the entire liability of such other Company under the attached Bond or as to any Employee.

7.               In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.               In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Limit of Liability of the attached Bond.

9.               In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7/04 Page 1 of 2

St. Paul Fire and Marine Insurance Company >

By:

Underwritten for the Sum of $10,000,000 Part of $50,000,000 Carriers Name: Vigilant Insurance Company

By:

Underwritten for the Sum of $10,000,000 Part of $50,000,000 Carriers Name: National Union Fire Insurance Company of Pittsburgh, PA

By:

Underwritten for the Sum of $7,500,000 Part of $50,000,000 Carriers Name: Westchester Fire Insurance Company

By:

Underwritten for the Sum of $7,500,000 Part of $50,000,000 Carriers Name: Continental

2

Insurance Company

By:

Underwritten for the Sum of $2,500,000 Part of $50,000,000 Carriers Name: Axis Insurance Company

By:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

ICB042 Ed. 7/04 Page 2 of 2

3

Resolutions of the Boards of  Directors of

Hartford Series Fund, Inc.

Hartford HLS Series Fund II, Inc.

The Hartford Mutual Funds, Inc.

The Hartford Mutual Funds II, Inc.

The Hartford Income Shares Fund, Inc.

Approved August 5, 2009

Renewal of Joint Fidelity Bond

RESOLVED, that each of the officers of The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., The Hartford Income Shares Fund, Inc., Hartford Series Fund, Inc., and Hartford HLS Series Fund II, Inc. (each, a “Company” and collectively, the “Companies”) is hereby authorized to enter into a joint fidelity bond written by several insurance companies described in the materials previously provided and presented at this meeting, so that the amount of insurance is equal to the greater of $50 million or the amount required by the Investment Company Act of 1940 (“1940 Act”) (the “Joint Bond”), in substantially the form presented at this meeting, for the period ending on or about August 19, 2010; and

FURTHER RESOLVED, that the Joint Bond will cover, among other things, officers of the Companies in accordance with the requirements of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that after considering such factors as: the value of the aggregate assets of the Companies to which any person covered under the Joint Bond may have access; the types and terms of the arrangements for the custody and safekeeping of such assets and the nature of the securities in the portfolio of each Company, Management has represented and it is the judgment of each Board that the form of and the amount of the Joint Bond are reasonable, and are hereby approved; and

FURTHER RESOLVED, that in approving the Joint Bond, each Board has also given due consideration to, among other things, (i) the total amount of the Joint Bond; (ii) the amount of the premium of the Joint Bond; (iii) the ratable allocation of the total premium among all the insureds; and (iv) that the share of the premium allocated to each Company under the Joint Bond is less than the premium that each Company would have had to pay had each Company maintained a single insured bond; and

FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to enter into an agreement on behalf of the Company, as required by Rule 17g-1(f) under the 1940 Act, with each of the other insured Companies, providing in substance that in the event any recovery is received under the Joint Bond as a result of a loss sustained by the Company and also by one or more of the other insured Companies, the Company shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1); and

FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to pay on behalf of that Company its respective portion of the total premium, pro rata based on net assets; and

FURTHER RESOLVED, that each of the officers of each Company is hereby instructed to make all filings with the SEC and to give all notices required by Rule 17g-1 under the 1940 Act on behalf of the Company with respect to the Joint Bond; and

FURTHER RESOLVED, that each of the officers of each Company is hereby authorized and directed to increase the amount of the Joint Bond at any time and from time to time as they may deem necessary or appropriate to comply with Rule 17g-1 under the 1940 Act, such determination to be conclusively evidenced by such acts; and

FURTHER RESOLVED, that each of the officers of each Company is hereby authorized to execute and deliver such documents as may be necessary to effect the policy and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions and to comply with Rule 17g-1 under the 1940 Act.

Joint Insured Bond — Agreement for Proportionate Recovery

Effective August 19, 2009

In accordance with Rule 17g-1(f) of the Investment Company Act of 1940, the parties listed on the signature pages (the “Parties”) hereby agree as follows:

WHEREAS, each of the Parties is an insured under the Financial Institution Bond issued by Travelers Casualty and Surety Company (the “Bond”), effective August 19, 2009; and

WHEREAS, the Bond provides joint fidelity bond coverage in accordance with Rule 17g-1; and

WHEREAS, under the terms of the Bond, the fidelity coverage is $50 million per occurrence; and

In consideration of the benefits provided by the purchase of the joint Bond coverage,

NOW THEREFORE, IT IS AGREED THAT:

In the event recovery is received under the Bond as a result of a loss sustained by a Fund and another of the Parties, the Fund shall receive an equitable and proportionate share of the recovery, at least equal to the amount that it would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

IN WITNESS WHEREOF, the Parties hereto have caused this agreement to be executed by their duly authorized representative.

Hartford Series Fund, Inc.*

Hartford HLS Series Fund II, Inc. *

The Hartford Mutual Funds, Inc. *

The Hartford Mutual Funds II, Inc. *

The Hartford Income Shares Fund, Inc.

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President

* For itself and on behalf of its series listed on Appendix A.

APPENDIX A

Hartford Series Fund, Inc.

Hartford Series Fund, Inc.
Hartford Advisers HLS Fund
Hartford Capital Appreciation HLS Fund
Hartford Disciplined Equity HLS Fund
Hartford Dividend and Growth HLS Fund
Hartford Equity Income HLS Fund
Hartford Fundamental Growth HLS Fund (formerly Hartford Focus HLS Fund)
Hartford Global Advisers HLS Fund
Hartford Global Equity HLS Fund
Hartford Global Growth HLS Fund (formerly Hartford Global Leaders HLS Fund)
Hartford Global Health HLS Fund
Hartford Growth HLS Fund
Hartford High Yield HLS Fund
Hartford Index HLS Fund
Hartford International Growth HLS Fund (formerly
Hartford International Capital Appreciation HLS Fund)
Hartford International Opportunities HLS Fund
Hartford International Small Company HLS Fund
Hartford MidCap HLS Fund
Hartford MidCap Value HLS Fund
Hartford Money Market HLS Fund
Hartford Small Company HLS Fund
Hartford Stock HLS Fund
Hartford Total Return Bond HLS Fund
Hartford Value HLS Fund
American Funds Asset Allocation HLS Fund
American Funds Blue Chip Income and Growth HLS Fund
American Funds Bond HLS Fund
American Funds Global Bond HLS Fund
American Funds Global Growth HLS Fund
American Funds Global Growth and Income HLS Fund
American Funds Global Small Capitalization HLS Fund
American Funds Growth HLS Fund
American Funds Growth-Income HLS Fund
American Funds International HLS Fund
American Funds New World HLS Fund

Hartford HLS Series Fund II, Inc.
Hartford Growth Opportunities HLS Fund
Hartford Large Cap Growth HLS Fund
Hartford MidCap Growth HLS Fund (formerly Hartford MidCap Stock HLS Fund)
Hartford SmallCap Growth HLS Fund
Hartford SmallCap Value HLS Fund
Hartford U.S. Government Securities HLS Fund
Hartford Value Opportunities HLS Fund

The Hartford Mutual Funds, Inc.
The Hartford Advisers Fund
The Hartford Balanced Allocation Fund
The Hartford Balanced Income Fund
The Hartford Capital Appreciation Fund
The Hartford Capital Appreciation II Fund
The Hartford Checks and Balances Fund
The Hartford Conservative Allocation Fund
The Hartford Disciplined Equity Fund
The Hartford Diversified International Fund
The Hartford Dividend & Growth Fund
The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation Fund)
The Hartford Equity Income Fund
The Hartford Floating Rate Fund
The Hartford Fundamental Growth Fund (formerly The Hartford Focus Fund)
The Hartford Global Communications Fund(1)
The Hartford Global Enhanced Dividend Fund
The Hartford Global Equity Fund
The Hartford Global Financial Services Fund(1)
The Hartford Global Growth Fund (formerly The Hartford Global Leaders Fund)
The Hartford Global Health Fund
The Hartford Global Technology Fund(1)
The Hartford Growth Allocation Fund
The Hartford High Yield Fund
The Hartford High Yield Municipal Bond Fund
The Hartford Income Allocation Fund
The Hartford Income Fund
The Hartford Inflation Plus Fund
The Hartford International Growth Fund (formerly The Hartford International Capital Appreciation Fund)
The Hartford International Opportunities Fund
The Hartford International Small Company Fund
The Hartford MidCap Fund

The Hartford MidCap Growth Fund
The Hartford MidCap Value Fund
The Hartford Money Market Fund
The Hartford Select MidCap Value Fund
The Hartford Select SmallCap Value Fund
The Hartford Short Duration Fund
The Hartford Small Company Fund
The Hartford Stock Fund
The Hartford Strategic Income Fund
The Hartford Target Retirement 2010 Fund
The Hartford Target Retirement 2015 Fund
The Hartford Target Retirement 2020 Fund
The Hartford Target Retirement 2025 Fund
The Hartford Target Retirement 2030 Fund
The Hartford Target Retirement 2035 Fund
The Hartford Target Retirement 2040 Fund
The Hartford Target Retirement 2045 Fund
The Hartford Target Retirement 2050 Fund
The Hartford Total Return Bond Fund
The Hartford Value Fund

(1) On August 28, 2009, The Hartford Global Communications Fund, The Hartford Global Financial Services Fund and The Hartford Global Technology Fund will merge into The Hartford Global Equity Fund

The Hartford Mutual Funds II, Inc.
The Hartford Growth Fund
The Hartford Growth Opportunities Fund
The Hartford SmallCap Growth Fund
The Hartford Tax-Free National Fund
The Hartford U.S. Government Securities Fund
The Hartford Value Opportunities Fund

The Hartford Income Shares Fund, Inc.

Fidelity Bond Coverage

Based on Gross Assets on July 31, 2009

		Bond Requirement
	Gross Assets	By Series or	By
	July 31, 2009	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)
TOTALS
Hartford Series Fund, Inc.	$39,954,985	$32,600	$2,500
Hartford HLS Series Fund II, Inc.	$3,548,058	$5,525	$2,300
The Hartford Mutual Funds, Inc.	$41,294,694	$35,200	$2,500
The Hartford Mutual Funds II, Inc.	$3,488,750	$5,025	$2,100
The Hartford Income Shares Fund, Inc.	$77,586	$450	$450

Hartford Series Fund, Inc.
Hartford Advisers HLS Fund	$4,051,002	$2,300
Hartford Capital Appreciation HLS Fund	$9,080,120	$2,500
Hartford Disciplined Equity HLS Fund	$1,092,984	$1,250
Hartford Dividend and Growth HLS Fund	$4,617,056	$2,500
Hartford Equity Income HLS Fund	$275,292	$750
Hartford Fundamental Growth HLS Fund (formerly Hartford Focus HLS Fund)	$65,445	$400
Hartford Global Advisers HLS Fund	$232,886	$600
Hartford Global Equity HLS Fund	$91,407	$450
Hartford Global Growth HLS Fund (formerly Hartford Global Leaders HLS Fund)	$580,518	$900
Hartford Global Health HLS Fund	$204,445	$600
Hartford Growth HLS Fund	$310,687	$750
Hartford High Yield HLS Fund	$644,529	$900
Hartford Index HLS Fund	$893,132	$1,000
Hartford International Growth HLS Fund (formerly Hartford International Capital Appreciation HLS Fund)	$413,778	$750
Hartford International Opportunities HLS Fund	$1,428,981	$1,250
Hartford International Small Company HLS Fund	$195,848	$600
Hartford MidCap HLS Fund	$1,925,150	$1,500
Hartford MidCap Value HLS Fund	$462,830	$750
Hartford Money Market HLS Fund	$4,213,188	$2,300
Hartford Small Company HLS Fund	$1,166,072	$1,250
Hartford Stock HLS Fund	$2,270,511	$1,500
Hartford Total Return Bond HLS Fund	$4,501,827	$2,500
Hartford Value HLS Fund	$292,242	$750
American Funds Asset Allocation HLS Fund	$41,678	$350
American Funds Blue Chip Income and Growth HLS Fund	$23,728	$250

		Bond Requirement
	Gross Assets	By Series or	By
	July 31, 2009	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)

American Funds Bond HLS Fund	$132,233	$525
American Funds Global Bond HLS Fund	$32,875	$300
American Funds Global Growth HLS Fund	$25,638	$300
American Funds Global Growth and Income HLS Fund	$74,436	$400
American Funds Global Small Capitalization HLS Fund	$45,903	$350
American Funds Growth HLS Fund	$234,979	$600
American Funds Growth-Income HLS Fund	$134,093	$525
American Funds International HLS Fund	$154,497	$600
American Funds New World HLS Fund	$44,995	$350
Total	$39,954,985	$32,600

		Bond Requirement
	Gross Assets	By Series or	By
	July 31, 2009	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)

Hartford HLS Series Fund II, Inc.
Hartford Growth Opportunities HLS Fund	$1,007,861	$1,250
Hartford Large Cap Growth HLS Fund	$108,759	$525
Hartford MidCap Growth HLS Fund (formerly Hartford MidCap Stock HLS Fund)	$99,398	$450
Hartford SmallCap Growth HLS Fund	$501,445	$900
Hartford SmallCap Value HLS Fund	$70,890	$400
Hartford U.S. Government Securities HLS Fund	$1,474,571	$1,250
Hartford Value Opportunities HLS Fund	$285,134	$750
Total	$3,548,058	$5,525

The Hartford Mutual Funds, Inc.
The Hartford Advisers Fund	$758,996	$1,000
The Hartford Balanced Allocation Fund	$752,179	$1,000
The Hartford Balanced Income Fund	$56,125	$400
The Hartford Capital Appreciation Fund	$16,800,069	$2,500
The Hartford Capital Appreciation II Fund	$1,040,532	$1,250
The Hartford Checks and Balances Fund	$1,358,320	$1,250
The Hartford Conservative Allocation Fund	$207,099	$600
The Hartford Disciplined Equity Fund	$178,489	$600
The Hartford Diversified International Fund	$16,357	$225
The Hartford Dividend & Growth Fund	$3,800,589	$2,100
The Hartford Equity Growth Allocation Fund (formerly The Hartford Aggressive Growth Allocation Fund)	$212,751	$600
The Hartford Equity Income Fund	$761,635	$1,000
The Hartford Floating Rate Fund	$2,974,515	$1,700
The Hartford Fundamental Growth Fund (formerly The Hartford Focus Fund)	$51,766	$400
The Hartford Global Communications Fund(1)	$18,562	$225
The Hartford Global Enhanced Dividend Fund	$9,399	$175
The Hartford Global Equity Fund	$19,443	$225
The Hartford Global Financial Services Fund(1)	$19,203	$225
The Hartford Global Growth Fund (formerly The Hartford Global Leaders Fund)	$429,239	$750
The Hartford Global Health Fund	$392,932	$750
The Hartford Global Technology Fund(1)	$35,399	$350
The Hartford Growth Allocation Fund	$622,773	$900

		Bond Requirement
	Gross Assets	By Series or	By
	July 31, 2009	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)

The Hartford High Yield Fund	$298,194	$750
The Hartford High Yield Municipal Bond Fund	$369,098	$750
The Hartford Income Allocation Fund	$72,303	$400
The Hartford Income Fund	$245,171	$600
The Hartford Inflation Plus Fund	$1,254,537	$1,250

(1) On August 28, 2009, The Hartford Global Communications Fund, The Hartford Global Financial Services Fund and The Hartford Global Technology Fund will merge into The Hartford Global Equity Fund

		Bond Requirement
	Gross Assets	By Series or	By
	July 31, 2009	Portfolio	Registrant
	(000s omitted)	(000s omitted)	(000s omitted)

The Hartford International Growth Fund (formerly The Hartford International Capital Appreciation Fund)	$313,663	$750
The Hartford International Opportunities Fund	$352,460	$750
The Hartford International Small Company Fund	$158,448	$600
The Hartford MidCap Fund	$2,438,983	$1,500
The Hartford MidCap Growth Fund	$32,425	$300
The Hartford MidCap Value Fund	$182,220	$600
The Hartford Money Market Fund	$915,882	$1,000
The Hartford Select MidCap Value Fund	$44,342	$350
The Hartford Select SmallCap Value Fund	$80,690	$450
The Hartford Short Duration Fund	$242,507	$600
The Hartford Small Company Fund	$652,454	$900
The Hartford Stock Fund	$423,439	$750
The Hartford Strategic Income Fund	$324,468	$750
The Hartford Target Retirement 2010 Fund	$19,904	$225
The Hartford Target Retirement 2015 Fund	$3,598	$125
The Hartford Target Retirement 2020 Fund	$41,850	$350
The Hartford Target Retirement 2025 Fund	$3,605	$125
The Hartford Target Retirement 2030 Fund	$41,663	$350
The Hartford Target Retirement 2035 Fund	$3,569	$125
The Hartford Target Retirement 2040 Fund	$3,515	$125
The Hartford Target Retirement 2045 Fund	$3,399	$125
The Hartford Target Retirement 2050 Fund	$3,403	$125
The Hartford Total Return Bond Fund	$1,882,340	$1,500
The Hartford Value Fund	$370,192	$750
Total	$41,294,694	$35,200

The Hartford Mutual Fund II, Inc.
The Hartford Growth Fund	$700,511	$900
The Hartford Growth Opportunities Fund	$2,004,825	$1,500
The Hartford SmallCap Growth Fund	$152,927	$600
The Hartford Tax-Free National Fund	$254,619	$750
The Hartford U.S. Government Securities Fund	$260,131	$750
The Hartford Value Opportunities Fund	$115,737	$525
Total	$3,488,750	$5,025

The Hartford Income Shares Fund, Inc.	$77,586	$450